1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500 www.KilpatrickTownsend.com

April 22, 2015	Jeffrey T. Skinner direct dial 336 607 7512 direct fax 336 607 7500 JSkinner@KilpatrickTownsend.com

VIA EDGAR

U.S. Securities and Exchange Commission
Filing Desk
100 F. Street, N.E.
Washington, D. C.  20549

Re:	Stadion Investment Trust (the “Trust”) (File Nos. 811-21317; 333-103714), on behalf of its series, the Stadion Managed Risk 100 Fund (the “Managed Fund”), the Stadion Tactical Defensive Fund (the “Defensive Fund”), the Stadion Alternative International Fund (the “International Fund”), the Stadion Trilogy Alternative Return Fund (the “Alternative Fund”), the Stadion Tactical Income Fund (the “Income Fund”), and the Stadion Tactical Growth Fund (the “Growth Fund”, and each individually, a “Fund,” and collectively, the “Funds”)

Ladies and Gentlemen:

We are submitting this correspondence to the Securities and Exchange Commission (the “Commission”) on behalf of our client, the Trust, at the request of Ms. Stephanie Hui of the Division of Investment Management, in response to oral comments received from Ms. Hui on March 30, 2015 in connection with the review of Post-Effective Amendment No. 41 to the Trust’s registration statement on Form N-1A, filed electronically on February 10, 2015.  Set forth below are Ms. Hui’s oral comments and the Trust’s responses thereto.

Prospectus

1.	COMMENT: Please confirm that the dates upon which the expense limitation agreements with the Funds are due to expire are accurately presented throughout the Prospectus.

RESPONSE:  The Prospectus has been revised to indicate that the expiration date for each Fund’s expense limitation agreement is October 1, 2016.

2.	COMMENT: Page 14 of the Prospectus indicates that the International Fund may invest in emerging markets, “which include Africa, Asia, the Middle East and Central and South America”. Please clarify whether the International Fund considers all countries in such areas to be emerging markets.

RESPONSE:  The disclosure on page 14 of the Prospectus has been revised to read as follows (new language is underlined):  “Investments in emerging markets, which include certain countries in Africa, Asia, the Middle East and Central and South America, are subject to the risk of abrupt and severe price declines.”

3.	COMMENT: We note that a footnote to the Average Annual Total Returns table on page 28 indicates that the Alternative Fund has replaced the Barclays US TIPS 1-10 Year Index as the Alternative Fund’s additional comparative index with the Barclays US AGG Total Return Index. If this is true, please update the Average Annual Total Returns table on page 28 of the Prospectus to include the Barclays US TIPS 1-10 Year Index per Instruction 2(c) to Item 4(b)(2) of Form N-1A.

RESPONSE:  The Barclays US TIPS 1-10 Year Index has never been used as an additional comparative index for the Alternative Fund.  The footnote is inaccurate and has been removed.

4.	COMMENT: Please explain supplementally how the use of the word “Alternative” in the Income Fund’s name relates to the Income Fund’s investment strategy.

RESPONSE:  The use of the word “Alternative” in the Income Fund’s name is intended to indicate that the Fund seeks to generate income from equity investments and an options investment strategy, while minimizing the effects of market movements through the use of option collars.

5.	COMMENT: Please include disclosures regarding the risks of high portfolio turnover in the Income Fund’s Principal Risks section.

RESPONSE:  The following disclosure has been added to the Income Fund’s Principal Risks section:

“Risks Related to Portfolio Turnover: As a result of its trading strategies, the Income Fund may sell portfolio securities without regard to the length of time they have been held and will likely have a higher portfolio turnover rate than other mutual funds. Since portfolio turnover may involve paying brokerage commissions and other transaction costs, higher turnover generally results in additional Fund expenses. High rates of portfolio turnover may lower the performance of the Income Fund due to these increased costs and may also result in the realization of short-term capital gains. If the Income Fund realizes capital gains when Fund Investments are sold, the Fund must generally distribute those gains to shareholders, increasing the Fund’s taxable distributions. High rates of portfolio turnover in a given year would likely result in short-term capital gains that are taxed to shareholders at ordinary income tax rates.”

6.	COMMENT: On page 49 of the Prospectus, please add language to make clear that “fully invested” is with respect to Fund Investments. Also, please consider whether this paragraph complies with the plain English requirements of Rule 421 under the Securities Act.

RESPONSE:    The disclosure on page 49 of the Prospectus has been revised to read as follows (new language is underlined):  “The Defensive Fund’s Core Position will normally be fully invested in Fund Investments, and not in Cash Positions, in order to….”

Statement of Additional Information

7.	COMMENT: Please delete the erroneous asterisk to the brokerage commissions table on page 19 of the Statement of Additional Information (“SAI”).

RESPONSE:  The erroneous asterisk to the brokerage commissions table on page 19 of the SAI has been deleted.

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In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any persona under the federal securities laws of the United States.

Thank you for your comments.  Please contact Jeffrey Skinner at 336-607-7512 if you have any additional comments or questions.

Sincerely,

/s/Jeffrey T. Skinner
Jeffrey T. Skinner

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